September 23, 2014

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:   WisdomTree Trust
 File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on August 7 and August 21, 2014 regarding the Trust’s Post-Effective Amendment No. 368 (“PEA No. 368”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 16, 2014 for the purpose of registering shares of the WisdomTree Emerging Markets ex-State-Owned Enterprises Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.       Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please confirm that “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” is a reference to depositary receipts based on component securities and TBA Transactions.

Response: Confirmed. To clarify, we have revised the language under the “Additional Information About the Fund’s Investment Strategy” section in the statutory prospectus as follows:

The Fund anticipates meeting this policy because, under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of its underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities, such as depositary receipts based on component securities and TBA Transactions.

Mr. Ed Bartz

September 23, 2014

As a practical matter, the Fund does not currently anticipate relying on the “economic characteristics” language to meet this 80% requirement.

2.       Comment: Please confirm that the list of emerging market countries provided in the third sentence of the second paragraph under the “Principal Investment Strategies of the Fund” section represents the entire universe of emerging market countries in which the Fund may invest. If this is not an exclusive list of the emerging market countries in which the Fund may invest, please provide a definition for “emerging markets” that specifies the criterion for inclusion.

Response: We confirm that the list of emerging market countries provided in the third sentence of the second paragraph under the “Principal Investment Strategies of the Fund” section represents the entire universe of emerging market countries in which the Fund may currently invest.

3.       Comment: The Staff notes that the second paragraph under the “Principal Investment Strategies of the Fund” section includes disclosure that may imply the Fund is actively managed. Please confirm if the Fund is actively managed. In addition, please provide the index methodology for the WisdomTree Emerging Markets ex-State-Owned Enterprises Index (the “Index”) to the Staff prior to filing an effective registration statement.

Response: The Fund is not actively managed. The Fund employs a passive management or indexing approach designed to track the performance of the Index. We have revised the second paragraph under the “Principal Investment Strategies of the Fund” section to remove references that may imply the Fund is actively managed. In addition, we provided the Staff with a copy of the proposed Index methodology on August 20, 2014.

4.       Comment: In response to the proposed revisions to the Index methodology, please revise the third sentence of the second paragraph under the “Principal Investment Strategies of the Fund” section in one or both of the following ways: (1) replace “incorporated or domiciled” with either “incorporated in or organized under the laws of” or “incorporated or maintains its principal place of business in,” and/or (2) replace “listed on a stock exchange” with “principally traded on a stock exchange.”

Response: The Index methodology screens for a company’s country of “incorporation” and “domicile.” A company’s country of “domicile” refers to the location of the company’s senior management, which also represents the company’s principal place of business. To clarify, under the “Principal Investment Strategies of the Fund” section, we have added language to “incorporated or domiciled” such that the relevant sentence reads “incorporated or domiciled (i.e., maintains its principal place of business) in….”

Mr. Ed Bartz

September 23, 2014

5.       Comment: The Staff notes that the last sentence of the “Principal Investment Strategies of the Fund” section indicates that the Fund will concentrate its investments in the securities of a particular industry or group of industries to approximately the same extent as the Index. Please confirm this is consistent with the disclosure in the third paragraph under the “Principal Investment Strategies of the Fund” section, which states that the maximum weight of any one sector in the Index is capped at 25%.

Response: We believe these two sentences are consistent. The 25% sector cap described in the third paragraph under the “Principal Investment Strategies of the Fund” section applies to the component securities of the Index at the time of the Index’s annual screening date. As noted in the sentence immediately following this disclosure, in response to market conditions, sector weights may fluctuate above the 25% sector cap in between annual screening dates.

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I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton

K. Michael Carlton

cc:    Ryan Louvar, Esq.
W. John McGuire, Esq.
Kathleen Long, Esq.
Beau Yanoshik, Esq.